UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

Press Release

On November 12, 2024, Vertical Aerospace Ltd. (the “Company”) published a press release launching “Flightpath 2030”, its revised strategy and business plan for transforming the Company from prototype to production. A copy of the press release is furnished as Exhibit 99.1 hereto.

Liquidity and Funding Update

As previously communicated, the board of directors of the Company (the “Board”) has been exploring all options available to the Company with respect to its funding needs. Discussions remain ongoing among the Company, its majority shareholder and senior secured lender to address the Company’s more immediate cash requirements.

The Company remains optimistic that those discussions will culminate in a consensual transaction that would not only provide funding for the Company further into 2025, but also remove or mitigate certain structural obstacles that have impeded the Company from accessing substantial third party funding since its public listing. The Company’s objective is that such a transaction would facilitate a clearer path to delivering fundraising opportunities to support it through to completion of the development and certification of its aircraft.

In parallel the Company continues to explore all alternative options available to it with respect to its funding needs.

As of September 30, 2024, the Company had £42.8 million / $57.4 million of cash and cash equivalents on hand, based on unaudited management accounts. This September 30, 2024 information is preliminary and subject to adjustment and has been prepared by, and is the responsibility of, the Company’s management. PricewaterhouseCoopers LLP has not audited, reviewed, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or other form of assurance with respect thereto.

Notice of Event of Default under Convertible Senior Secured Notes

Over the course of the discussions referred to above with its senior secured lender, Mudrick Capital Management L.P. (“Mudrick Capital”), the Company became aware of certain existing circumstances that Mudrick Capital could view as causing the Company not to be in compliance with certain covenants under the indenture (the “Indenture”) relating to the Company’s 7.00% / 9.00% Convertible Senior Secured PIK Toggle Notes due 2026 (the “Notes”). The Company promptly informed Mudrick Capital thereof. On November 1, 2024, the Company received a notice of default (the “Default Notice”) from Mudrick Capital. The Default Notice asserts that defaults have occurred in respect of the Company’s covenants under the Indenture (i) relating to causing its wholly-owned subsidiaries to become guarantors of the Company’s obligations under the Indenture and the Notes, as a consequence of the absence of a guarantee from Vertical Aerospace Group Ltd., a wholly-owned subsidiary of the Company (“VAGL”), and (ii) for all material intellectual property relating to the Company’s business to be owned by the Company and its guarantors, as a consequence of all such material intellectual property’s being owned by VAGL ((i) and (ii) together, the “Notified Defaults”).

Pursuant to the terms of the Indenture, the Company has the right to cure certain defaults (which right would encompass the asserted Notified Defaults) within sixty (60) days after the date of notice to the Company before any such default would constitute an event of default under the Indenture, permitting the holders of at least 25% of the aggregate principal amount of the Notes to issue notice to accelerate repayment of the Notes.

Additionally, the Indenture provides that any event of default may be waived with the consent of the Note holders. Without admission as to whether any default under the Indenture has in fact occurred, the Company is in discussion with Mudrick Capital as the sole holder of the Notes in respect of the Notified Defaults. In particular, the Company will seek agreement from Mudrick Capital that in the event of a successful outcome to the discussions relating to a consensual transaction as referred to above, the Notified Defaults be waived on a temporary basis pending consummation of such consensual transaction and on a permanent basis on and from such consummation.

In the absence of obtaining such a waiver, if Mudrick Capital were to be entitled to accelerate repayment 60 days following delivery of the Default Notice, or December 31, 2024, and did accelerate such repayment, the Company does not currently expect to hold sufficient cash reserves to comply with such notice, which would entitle Mudrick Capital to enforce its security over the shares in VAGL. The Company’s ability to address the Notified Defaults would be subject to VAGL’s agreeing to enter into a guarantee, which may be outside the direct control of the Company to procure.

Changes to Board Composition

On November 11, 2024, the Board appointed Stuart Simpson, the Company’s Chief Executive Officer, to serve as an executive director of the Company by unanimous written resolution of the Board, effective immediately.

On November 10, 2024, the Board appointed Stephen Welch as the new chairman of the Board, effective immediately, by unanimous affirmative vote of the directors in office. Additionally, on November 11, 2024, Stephen Welch was appointed to the board of directors of VAGL, effective immediately, by unanimous written resolution of the directors of VAGL.

As of November 6, 2024, Mike Flewitt no longer serves as a director on the Company’s Board. Mr. Flewitt served as a director of the Company since July 2022 and its chairman since August 2023. The Company thanks Mr. Flewitt for his support in the Company’s progress during the period of his service, and wishes him the very best in his future endeavors.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our ability to raise additional capital to fund our operations, the Notified Defaults being waived or cured prior Mudrick Capital enforcing its security over the shares in VAGL, the Company’s cash reserves as at any particular future date, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibit 99.1 hereto, but excluding the quotation from the Company’s CEO) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated November 12, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: November 12, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer